SC 13G/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                                  Rule 13d-102


                    Under the Securities Exchange Act of 1934


			   PhotoMedex, Inc.
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                                (Name of Issuer)

				Common Stock
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                         (Title of Class of Securities)

				719358103
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                                 (CUSIP Number)

				  11/4/05
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |x| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 719358103         13G/A                       Page
2 of 2
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Valor Capital Management, L.P.    13-3886687
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) |_|

(b) |x|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

   	USA
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                  5    SOLE VOTING POWER

                       2,244,401

--------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
--------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            2,244,401
     WITH
--------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    	2,244,401
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


|_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.376
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

	PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.
(a) The name of the issuer is PhotoMedex, Inc ("The Issuer")
(b) The principal executive office is located at 147 Keystone Dr. Montgomeryville PA 18936

Item 2.
(a) The names of the persons filing this statement ("the statement") are Valor Capital Management, L.P., a Delaware limited partnership ("Valor Capital")
(b) The Principal Business Office of the Filers is 137 Rowayton Ave., Rowayton, CT 06853
(c) For citizenship information see item 4 of the cover sheet of each Filer
(d) This Statement relates to the Common Stock, $.001 par value of the Issuer
(e) The CUSIP Number of the common stock of the Issuer is 719358103

Item 3. If this statement is filed pursuant to "240.13d-1(b), or (c), check whether the person filing is a:
(a)  _ Broker or dealer registered under section 15 of the Act
       (15 U.S.C. 78c)
(b)  _ Bank as defined in section 3 (a)(6) of the Act (15 U.S.C. 78c)
(c)  _ Insurance company as defined in section 3(a)(19) of the Act
       (15 U.S.C.78c)
(d)  _ Investment company registered under section 8 of the Investment
Company
       Act of 1940 (15 U.S.C. 80a-8).
(e)  _ An Investment adviser in accordance with "240.13d-1(b)(1)(ii)(E)
(f) _ An employee benefit plan or endowment fund in accordance with "240.13d-1(b)(1)(ii)(F)
(g) _ A parent holding company or control person in accordance with "240.13d-1(b)(1)(ii)(G)
(h) _ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i) _ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)  _ Group, in accordance with "240.13d-1(b)(1(ii)(J)


Item 4. Owwnership.
See Items 5-9 and 11 on the cover page for each filer.

Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following - X -.

 Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
     Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
     Item 3(g) and attach and exhibit stating the identity and the
     Item 3 classification of the relavant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relavant subsidiary.

     John M. Kratky III is the managing member and control person of Kratky Management LLC. KM is the general partner and control person of Valor Capital Management LP.
     Valor Capital is an investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financialinstruments.

     _ Exhibit attached

Item 8. Identification and classification of the Members of the Group If a group has filed this schedule pursuant to Rule
13d-1(b)(1)(ii)(J)
     so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d) attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     _ Exhibit attached

Item 10. Certification
(a) The following certification shall be included if the statement filed pursuant to "240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The following certification shall be included if the statement filed pursuant to "240.13d-1(c)":

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were
     not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 10, 2005

					_____________________________
					John M. Kratky III

					Valor Capital Management, LP


					By: Kratky Management, LLC
					    General Partner

					____________________________
                                        John M. Kratky III,
					Managing Member

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